UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2007 (July 31, 2007)
Date of Report (Date of earliest event reported)

VINEYARD NATIONAL BANCORP
(Exact name of registrant as specified in its charter)

California	000-20862	33-0309110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1260 Corona Pointe Court, Corona, California	92879
(Address of principal executive offices)	(Zip Code)

(951) 271-4232
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On July 31, 2007, Vineyard National Bancorp released on its website an investor relations presentation relating to its results for the second quarter ended June 30, 2007. A copy of the presentation is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(a) Not applicable
(b) Not applicable.
(c) Not applicable
(d) The following exhibit is included with this Report:

Exhibit 99.1 Investor Relations Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINEYARD NATIONAL BANCORP

Date: August 1, 2007	By: */s/ Gordon Fong*
	Gordon Fong Executive Vice President and Chief Financial Officer


VINEYARD
NATIONAL BANCORP
Investor Relations Report
As of June 30, 2007
1

Disclosure

When used in this presentation, filings by Vineyard National Bancorp ("Company") with the Securities and Exchange Commission ("SEC"), or other public or stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution you that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Also, the Company wishes to advise you that various risks and uncertainties could affect the Company's financial performance and cause actual results for future periods to differ materially from those anticipated or projected. Specifically, the Company cautions you that important factors could affect the Company's business and cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company, including: general economic conditions in its market area, particularly changes in economic conditions in the real estate industry or real estate values in our market, changes in market interest rates, increased loan prepayments, risk associated with credit quality, and other risks with respect to its business and/or financial results detailed in the Company's press releases and filings with the SEC. You are urged to review the risks described in such releases and filings. The risks highlighted herein should not be assumed to be the only factors that could affect future performance of the Company. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Our Values

Creativity. Integrity. Flexibility.



VINEYARD
Mobile Unit
VINEYARD
VINEYARD
Honor
Pride
Heart
Valor
Truth
Hero
Allegiance
Character
Glory
Patriot
Soldier
Freedom
Passion
Power
Courage
Bravery
Loyalty
Destiny

The bottom line… It's all about People

Overview

At June 30, 2007

- Traded on the NASDAQ Global Market System under the symbol "VNBC"
- Market price – closed at $22.97[(1)]
- $2.4 billion in assets
- Shares outstanding – approximately 10.9 million
- Market Capitalization – approximately $250 million[(1)]
- Inside ownership most recent quarter end – approximately 15%
- Institutional ownership most recent quarter end – approximately 50%

(1) Based on closing stock price as of June 29, 2007

Overview

At June 30, 2007

Price Valuation Measures

- 12 month trailing price to earnings ("P/E") – 12.09[1]
- Forward P/E fiscal year end Dec. 31, 2008 – 9.6 (based on analysts' estimates) [1]
- Price/Book most recent quarter– 1.7[1]
  - Price/tangible book – 2.5[1]
- 2Q'07/TTM Net Income - $6.0 / $21.7 million
- 2Q'07/TTM Diluted EPS - $0.53 / $1.89
- Analyst coverage – three (3)
  - Oppenheimer
  - RBC Capital Markets
  - Sidoti & Company, LLC
    - Consensus 2007 - $2.10
    - Consensus 2008 - $2.40

(1) Based on closing stock price as of June 29, 2007

Key Strategic Principles


Capital Management
Balance Sheet Effectiveness
Key Financial Principles
Consistent EPS Growth
Operational Efficiency

Strategic Performance

Capital Management


40%
30%
20%
10%
Target Comm.= 20%
Target Tang.= 25%
2001
2002
2003
2004
2005
2006
Return on Avg. Common Equity
Return on Avg. Tangible Equity

Balance Sheet Effectiveness


2.0%
1.5%
1.0%
0.5%
Bancorp Target = 1.25%
Bank Target = 1.50%
2001
2002
2003
2004
2005
2006
Return on Avg. Assets
Bancorp
Bank

Operational Efficiency


100%
75%
50%
25%
Bancorp Target = 50%
Bank Target = 45%
2001
2002
2003
2004
2005
2006
Efficiency Ratio
Bancorp
Bank

Consistent EPS Growth


$2.00
$1.50
$1.00
$0.50
$0.00
Annual Growth Target
= 15-20%
2001
2002
2003
2004
2005
2006
Diluted EPS

Operating Strategies

Vineyard's unique strategic drivers…

- Diverse asset base and organizational structure
- Strong operating efficiency
- Operates within 20 unique markets
- Development and enhancement of 10 specialty products
- Branding and marketing of the Vineyard franchise
  - In target geographic markets
  - In target product markets

…deliver strong results

- 12 Inland Empire community banking centers
- 4 community banking center presence in wealth communities
- 5 regional financial centers throughout CA.
- State of the art cash management products
- Consistent, balanced growth since 2000


70%
60%
50%
40%
30%
20%
10%
53%
57%
51%
65%
43%
6 Yr.
CAGR
Assets
Net Loans
Deposits
Earnings
EPS
Assets
Net Loans
Deposits
Earnings
EPS

(Earnings and EPS Annualized for '07)

Our Markets

- Full Service Banking Center
- Regional Financial Centers


Northern CA
Ventura County
San Gabriel Valley
West Side
Palm Desert
Orange County
Temecula Valley
North San Diego
Santa Clarita
Hesperia
Oxnard
Monrovia
Glendora
Rialto
Highland
Ontario
Colton
Redlands
Yucaipa
Santa Monica
Whittier
La Habra
Riverside
Brea
Torrance
Palm Springs
Cathedral City
Hemet
Rancho Palos Verdes
Tustin
Lake Forest
Mission Viejo
Laguna Niguel
San Clemente
Oceanside
Carlsbad
Vista
El Cajon
La Mesa
San Diego
National City
Chula Vista
0
42.5mi

Vineyard Bank: Serving the Largest and Fastest Growing Markets in the U.S.

	# of VNBC Branches	2006 pop. (MM)	% Pop. Growth 2000-2006	Proj. % Δ Pop. 2006-2011
Los Angeles	7	10.0	6.7%	4.6%
San Bernardino	5	2.0	17.3%	15.6%
Orange	1	3.0	8.4%	6.2%
Riverside	1	2.0	30.6%	25.9%
San Diego	1	3.0	9.0%	6.5%
Marin	1	0.2	1.2%	.77%
VNBC's Market Totals	16	20.5	9.9%	8.0%
US		303.5	7.87%	6.66%

Source: SNL Financial

The Marketplace
Well Established in…

- **The Inland Empire:**
  - **Represents the counties of Riverside and San Bernardino, one of the fastest growing regions in the United States**
  - **Major distribution hub for goods coming in through the Los Angeles Harbors**
  - **Availability of “affordable” and buildable land for housing, commercial and retail development in support of the Los Angeles and Orange County regions**

The Marketplace
Well Established in…

- **Emerging presence in Southern California Coastal Communities:**
  - **Represents the confluence of entrepreneurs and the accumulation of wealth; providing significant new opportunities**
  - **From San Diego through Orange County into the west side of Los Angeles coast and up into Ventura and Santa Barbara counties**
  - **Significant opportunities for cash management services, construction lending and income property lending**

The Marketplace
Well Established in…

- **Expansion into Northern California:**
  - **Represents similar characteristics to the southern California Coastal communities**
  - **Marin County Banking Center – allows us to access the North Bay and Central Valley which also has similar characteristics to the Inland Empire**
  - **Monterey and Santa Clara Regional Financial Centers will support the further expansion into Northern California**

Strategic Design


Finance
Accounting
Finance
Financial Analysis
Administration
Corporate Services
Image & Brand
Information Technology
Strategic Partners
Lending Production
RE Construction Industries
Income Property
SBA Lending
Luxury Home Construction
Tract Home Construction
Lending Credit
Credit Administration
Credit Operations
Portfolio Management
Underwriting
Client
Funding
Banking Centers
Cash Management
Community Banking Administration
Operation Services
Non-Profit Services
Internal Communication
Employee Recognition
Facilities
Human Resources
Vintage University
Culture
Audit
Compliance
Information Security
Risk Management

Our Strategic Map



Luxury Construction
Tract Construction
Income Property
Multi-Family
SBA
Commercial/ Business
Past 6 yrs: Community Banking
Next 1-2 yrs: Core Relationship Management & Build Out
Other
High/ Mid Com’l
Non-Profit
Entrepreneur/ Private Banking
Low/ Mid Com’l
Cash Mgmt
Future 3-5 yrs: Organic Growth
Future 5-7/10 yrs & Beyond: Franchise Maturity

20+ Unique Markets
10+ Expert Niches

Strategic Target Mixes

	Actual % as of 2006	Projected % as of 2009	Targeted Ranges
Lending Mix			
Real Estate Construction & Land	49%	38%	20-50%
Commercial & Industrial	6%	13%	10-20%
Real Estate Mortgage	41%	45%	15-55%
Consumer & all other	4%	4%	<10%
Deposit Mix			
Demand & NOW	19%	24%	10-25%
Savings & Time	50%	42%	30-50%
MMDA	31%	34%	30-50%
Market Mix			
Inland Empire	65%	45%	30-50%
Southern Ca. Coast	30%	45%	30-50%
Northern Ca.	5%	10%	10-25%

Total Loans and Deposits



$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	June 30, 2007
Net Loans	$78	$136	$250	$589	$1,015	$1,359	$1,883	$2,011
Total Deposits	$99	$159	$288	$603	$965	$1,277	$1,806	$1,862

Dollars in millions

Loan Composition

Total loans - $2.0 billion



Luxury Home Land
Luxury Home Const.
Tract Home Const.
Tract Home Land
Com'l Const.
Com'l Land
Com'l CRE
Multi-Family & Other Residential Real Estate
7%
5%
1%
24%
9%
2%
8%
3%
47%
30%
11%
41%
Real estate construction & land
Real estate mortgage
Commercial and industrial
Consumer & all other loans

As of June 30, 2007

Deposit Composition


Total Deposits - $1.8 billion
4%
16%
49%
31%
Time deposits
Money market
Non-interest bearing
Savings and NOW


Banking Center Office Sizes
4
8
4
>$100 million
$75 - $100 million
$30 - $75 million

As of June 30, 2007

Core Deposit Strategies
Banking Center Market Share

- **Organic deposit growth**
  - ➢Community positioning and expansion within current markets
  - ➢Acquisition of teams within new growth markets
  - ➢Targeted deposit market share of 20%

    6 of 16 markets capture more than 20%

    6 of 16 markets capture 10% minimum target



June '06
June '07
40%
35%
30%
25%
20%
15%
10%
5%
0%
Rancho 32% 28%
Chino 10% 10%
Crestline 100% 100%
Diamond Bar 10% 10%
Arrowhead 34% 40%
La Verne 14% 13%
Corona 100% 100%
Irwindale 24% 22%
Man Beach 9% 7%
Irvine 6% 6%
San Diego 11% 13%
San Rafael 5% 11%
San Dimas 18% 21%
Covina 6% 11%
Upland 2% 3%
Walnut 7% 10%

June ’07 % market share assumes no change in peer data from June ‘06

Vineyard National Bancorp Has…

A proven business model:

- Well established in robust growth markets
- Emerging presence in wealth and entrepreneur communities
- Diverse revenue and distribution channels
- Well established credit culture
- Developing broad-based deposit base
- A commitment to build shareholder value
- Strong performance over time

Employees, Customers, Investors….
“PEOPLE are our most valuable asset”



Finance
Gordon Fong
Executive Vice President
Chief Financial Officer
Administration
Don Pelgrim
Executive Vice President
Chief Administrative Officer
Norm Morales
Accounting
Finance
Financial Analysis
Corporate Services
Image & Brand
Information Technology
Strategic Partners
Lending Production
Michael Cain
Executive Vice President
Chief Lending Officer
RE Construction Industries
Income Property
SBA Lending
Luxury Home & Tract Home Construction
Lending Credit
Rick Hagan
Executive Vice President
Chief Credit Officer
Credit Administration
Credit Operations
Portfolio Management
Underwriting
Client
Funding
Chris Walsh
Executive Vice President, Chief Banking Officer
Banking Centers
Cash Management
Community Banking Administration
Operation Services
Religious Financial Group
Chief Executive Officer
Internal Communication
Employee Recognition
Facilities
Human Resources
Vintage University
Audit
Compliance
Information Security
Culture
Karyn Elkington
Senior Vice President
Chief Culture Officer
Risk Management
Louie Couto
Senior Vice President
Chief Risk Officer


VINEYARD
NATIONAL BANCORP
Thank you
www.vnbcstock.com